UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF DECEMBER 2017
COMMISSION FILE NUMBER 000-51576

ORIGIN AGRITECH LIMITED
(Translation of registrant's name into English)

No. 21 Sheng Ming Yuan Road, Changping District, Beijing 102206
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Resignation of CEO of Origin Agritech Limited

William S. Niebur, who served the Company since April of 2016, resigned from his positions of Chief Executive Officer and director as of the end of business on November 30, 2017, to pursue new opportunities. Dr. Niebur will continue to assist the Company as a strategic consultant during a transition period. The Company thanks Dr. Niebur for his significant contributions during his tenure with the Company and will soon announce the appointment of a new Chief Executive Officer.

The Company, while continuing to seek seed trait and germplasm commercial opportunities in the United States, will be suspending its Iowa representative office and will operate its United States activities from its headquarters in Beijing, Peoples Republic of China.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIGIN AGRITECH LIMITED

By:	/s/ Dr. Gengchen Han
Name:	Dr. Gengchen Han
Title:	Chairman

Dated: December 1, 2017

EXHIBIT

Exhibit Number	Description

99.1	Press Release Dated December 1, 2017